UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42254

Rezolve AI Limited

(Translation of registrant’s name into English)

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, (i) on December 16, 2021, Rezolve Limited entered into a secured convertible loan note instrument, as amended and restated on November 21, 2022 and May 23, 2023 and as further amended on December 18, 2023, December 29, 2023 and January 26, 2024 (the “Loan Note Instrument”) and (ii) on July 4, 2024, the Loan Note Instrument was novated to Rezolve AI Limited (the “Company or Rezolve”) in connection with the Company’s pre-closing demerger. As of December 5, 2024, there was outstanding an aggregate amount of approximately $49 million of loan notes (“Convertible Notes”) outstanding under the Loan Note Instrument.

On December 5, 2024, pursuant to the terms of the Loan Note Instrument, one of the holders of the Convertible Notes converted all of his approximately $8 million of outstanding Convertible Notes at a conversion price of $7 per ordinary share.

On December 17, the Company, Apeiron Investment Group Ltd. and Bradley Wickens, the beneficial holders of the majority of Convertible Notes entered into an agreement (the “Agreement”) to amend the Loan Note Instrument (the “Amendment”) and that the beneficial holders shall procure that the registered nominees holding their Convertible Notes provide the necessary consents to the Amendment. Pursuant to the Amendment, the conversion price with respect to approximately $41 million of outstanding Convertible Notes will be revised to equal $2 per ordinary share.

Pursuant to the Agreement, Apeiron Investment Group and Bradley Wickens will also procure that the registered nominees holding approximately $41 million of outstanding Convertible Notes (on behalf of Apeiron Investment Group Ltd. and Bradley Wickens) will exercise their option to convert all such outstanding Convertible Notes, at a conversion price of $2 per ordinary share. Following such conversions, there will be approximately $0.4 million of Convertible Notes outstanding under the Loan Note Instrument.

The foregoing description of the Loan Note Instrument, the Agreement and the Amendment does not purport to be complete and is qualified in its entirety by the full text of the Convertible Loan Note Instrument and the Agreement, which are incorporated by reference herein and attached herewith as Exhibit 10.1 and 10.2, respectively, and the Amendment, the form of which is incorporated by reference herein and attached herewith as Exhibit 10.3.

Exhibit No.	Description

10.1

Loan Note Instrument dated December 16, 2021, as amended and restated on November 21, 2022, and as further amended and restated on May 23, 2023 (incorporated by reference to Exhibit 10.17 of Rezolve AI Limited’s Registration Statement on Form F-4, Amendment No. 6, filed with the SEC on June 11, 2024).

10.2	Letter Agreement, dated as of December 17, 2024, by and among the Company, Apeiron Investment Group Ltd. and Bradley Wickens.
10.3	Form of Deed of Amendment.
99.1	Press Release dated December 18, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 18, 2024

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman